Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Integral Acquisition Corporation 1 (the “Company”) on Form S-1 of our report dated April 8, 2021, except for Notes 8 and 9, as to which the date is June 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Integral Acquisition Corporation 1 as of February 16, 2021 and for the period from February 16, 2021 (inception) through February 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Houston, Texas
June 11, 2021